16003951

UNITEDSTATES
CURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-47204 |

**FACING PAGE**
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LENOX FINANCIAL SERVICES, INC.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

322 ALANA DRIVE
(No. and Street)

NEW LENOX (City) ILLINOIS (State) 60451 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DOUGLAS S. RUTH 815 485-5559
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LINDA C. RAPACZ CPA, P.C.
(Name – *if individual, state last, first, middle name*)

13844 SOUTH MAPLE AVENUE (Address) ORLAND PARK (City) IL (State) 60462-1628 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
FEB 29 2016
Washington DC
413

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# LENOX FINANCIAL SERVICES, INC.
(An Illinois Corporation)

STATEMENT OF FINANCIAL CONDITION
AND REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUTING FIRM
PURSUANT TO RULE 17a-5(d)
DECEMBER 31, 2015

LENOX FINANCIAL SERVICES, INC.
(An Illinois Corporation)
STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED DECEMBER 31, 2015

## A S S E T S

| | | | | |
|---|---|---|---|---|
| CURRENT ASSETS | | | | |
| Cash | | | $ | 37,685 |
| Due From Broker | | | | 10,321 |
| Securities Owned, at Fair Value | | | | 125,681 |
| Accounts Receivable | | | | 4,137 |
| Total Current Assets | | | $ | 177,824 |
| FIXED ASSETS | | | | |
| Equipment | $ | 17,452 | | |
| Less - Accumulated Depreciation | | 14,782 | | 2,670 |
| TOTAL ASSETS | | | $ | 180,494 |

## LIABILITIES AND SHAREHOLDER'S EQUITY

| | | | | |
|---|---|---|---|---|
| CURRENT LIABILITIES | | | | |
| Accounts Payable | | | $ | 2,023 |
| Payroll Taxes Payable | | | | 15,528 |
| Total Current Liabilities | | | $ | 17,551 |
| SHAREHOLDER'S EQUITY | | | | |
| Capital Stock - Common; No Par Value; 1,000 Shares Authorized, Issued and Outstanding | $ | 100 | | |
| Additional Paid-In Capital | | 55,126 | | |
| Retained Earnings | | 107,717 | | |
| Total Shareholder's Equity | | | $ | 162,943 |
| TOTAL LIABILITES AND SHAREHOLDER'S EQUITY | | | $ | 180,494 |

See the notes to the financial statements.

**LINDA C. RAPACZ CPA**
**A Professional Corporation**
**13844 SOUTH MAPLE AVENUE**
**ORLAND PARK, ILLINOIS 60462-1628**
**(708) 403-1999 Fax (708) 403-1428**
**LRapacz@msn.com**

American Institute of Certified Public Accountants | Illinois CPA Society | Public Company Accounting Oversight Board

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
of Lenox Financial Services, Inc.

We have audited the accompanying statement of financial condition of Lenox Financial Services, Inc. as of December 31, 2015, and the notes to the financial statement for the year then ended. This financial statement is the responsibility of Lenox Financial Services, Inc.'s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Lenox Financial Services, Inc. as of December 31, 2015 in accordance with accounting principles generally accepted in the United States of America.

Linda C. Rapacz CPA, P.C.
Orland Park, Illinois
February 24, 2016

# OATH OR AFFIRMATION

I, Douglas S. Ruth, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lenox Financial Services, Inc., as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Douglas S Ruth
Signature

President
Title

Patricia A. Connolly
Notary Public

OFFICIAL SEAL
PATRICIA A. CONNOLLY
Notary Public - State of Illinois
My Commission Expires 11/19/2018

This report ** contains (check all applicable boxes):

- X (a) Facing Page
- X (b) Statement of Financial Condition.
- □ (c) Statement of Income (Loss).
- □ (d) Statement of Cash Flows
- □ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole proprietors' Capital.
- □ (f) Statement of Changes in Liabilities subordinated to claims of creditors.
- □ (g) Computation of Net Capital.
- □ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- □ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- □ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- □ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation
- □ (m) A Copy of the SIPC Supplemental Report.
- □ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- □ (o) Independent Auditors Report on Internal Control Structure.

***For conditions of confidential treatment of certain portions or this filing, see section 240. 17a-5(e)(3).*

LENOX FINANCIAL SERVICES, INC.
(An Illinois Corporation)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015

## NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Lenox Financial Services, Inc. (the Company) was incorporated in the state of Illinois on March 28, 1994. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company operates as an introduction broker and as a fully disclosed broker dealer.

## NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

### Recognition of Income

Income is derived from the commissions, brokerage fees and service fees charged. Income is recognized when earned in compliance with accounting principles generally accepted in the United States of America.

### Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions are entered into for the account and risk of the Company, and are therefore recorded on a trade date basis. Marketable securities, held by the Company, are valued at fair market value.

### Depreciation

Depreciation of the fixed assets is computed on a straight line basis over the estimated useful life of the asset. Depreciation expense for 2015 was $1,814.

### Income Taxes

Effective January 1, 2003 the Company has elected to be taxed as an S Corporation, therefore its income flows through to its stockholder's tax returns. As a result, no federal income tax provision is made by the Company. The Company is liable, however, for the Illinois replacement tax of 1.5% of net prescribed income. As of December 31, 2015, the Company's tax returns for the years 2012 through 2014 are subject to review by its taxing jurisdictions.

### Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

## NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

### Statement of Cash Flows

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, which are not held for sale in the ordinary course of business.

### Employees' Pension Plan

The Company provides a Simplified Employee Pension Plan to its employees who are not under a collective bargaining agreement or certain contract, have performed services for the Company for at least one year, attained the age of 21, and had total annual compensation in excess of $400. Contributions are based upon each eligible employee's compensation, excluding compensatory leave. The Company contributions are calculated as an amount that can be deducted for federal tax purposes; the Company contribution for 2015 was $2,023. The Pension Plan is administered by an outside financial institution.

## NOTE 3 – MARKETABLE SECURITIES AND FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principle market for the asset or liability or, in the absence of principle market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices in active markets for identical assets or liabilities the Company has the ability to assess.

- Level 2 inputs are inputs (other than quoted prices included in level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

## NOTE 3 – MARKETABLE SECURITIES AND FAIR VALUE MEASEUREMENT - CONTINUED

The Company's financial assets that are reported at fair value in the accompanying statement of financial condition as of December 31, 2015 are as follows:

| | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| Securities | $125,681 | $ - | $ - | $125,681 |
| Total assets at fair value | $125,681 | $ - | $ - | $125,681 |

## NOTE 4 – FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK

The Company can enter into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include exchange-traded futures, forwards and options. These derivative transactions are entered into to conduct trading activities, and manage market risks, and are, therefore, subject to varying degrees of market and credit risk. Derivative transactions are entered into for trading purposes or to economically hedge other positions or transactions. The Company traded no derivatives during the year ended December 31, 2015.

In addition, the Company can sell securities that it does not currently own and would therefore, be obligated to purchase such securities at a future date. The Company would record these obligations in the financial statements at fair value of the related securities and would incur a loss if the fair value of the securities subsequently increased. The Company sold no securities that it did not own during the year ended December 31, 2015.

## NOTE 5 – CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

## NOTE 6 – RELATED PARY TRANSACTIONS

The Company shares office space and expenses with two affiliated companies. The Company's stockholder is the principal of both affiliated companies. During 2015, the Company paid the affiliated companies $16,900. At December 31, 2015, the Company had no outstanding accounts receivable from, or accounts payable due to these affiliated companies. All activities conducted between the related parties are arm's length transactions.

## NOTE 7 – RECONCILIATION OF AUDITED AND UNAUDITED FINANCIAL STATEMENTS

The audit of the unaudited financial statements revealed no material discrepancies. Therefore, no adjustments to the financial statements were required.

## NOTE 8 – NET CAPITAL REQUIREMENTS

The Company is subject to the securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). The Company is required to maintain "adjusted net capital" equivalent to $5,000 or one eighth of aggregate indebtedness, whichever is greater, as these terms are defined. At December 31, 2015 the Company had net capital and net capital requirements of $142,397 and $5,000, respectively. The ratio of aggregate indebtedness to net capital was 12.33%. The net capital requirement may restrict the payment of dividends or the withdrawal of equity.

## NOTE 9 – CONTINGENCIES

The Company's management has evaluated the effects of its adoption of FASB ASC 740, *Income Taxes*, to the Company as of December 31, 2015, and has determined that no provisions for income tax is required in the financial statements. Uncertain tax positions are evaluated in accordance with FASB ASC 450, *Accounting for Contingencies*, which requires the Company to record a liability for an estimated contingent loss if the information available indicates that it is probable that there is a tax liability incurred at the date of the financial statements, and the amount of the tax liability can reasonably be estimated. No income tax liability for uncertain tax positions has been recognized in the accompanying financial statements.

## Note 10 – SUBSEQUENT EVENTS

In accordance with the provisions set forth in FASB ASC 855, *Subsequent Events*, management has evaluated subsequent events through the date of the Report of Independent Registered Public Accounting Firm. Management has determined that there are no material events that would require adjustments to, or disclosures in, the Company's financial statements.